SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

SL Investment Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

1825590 (Issuer's CIK Number)
(CUSIP Number)

May 7, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

Lockheed Martin Investment Management Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,513,333.115

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,513,333.115

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,513,333.115

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.7%[1]

12	TYPE OF REPORTING PERSON*
CO, HC

1
The percentage used herein and in the rest of this amendment No. 1 to Schedule 13G is calculated based upon 6,667,037 shares of common stock outstanding as of May 11, 2021, as reported in the Issuer's Annual Report on Form 10-Q filed on May 11, 2021.

1	NAMES OF REPORTING PERSONS

Lockheed Martin Corporation Master Retirement Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION			[
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,513,333.115

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,513,333.115

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,513,333.115

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
22.7%[1]

12	TYPE OF REPORTING PERSON*
EP

1	NAMES OF REPORTING PERSONS

Lockheed Martin Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
			(a)	☐
			(b)	☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
Disclaimed

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
Disclaimed

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Beneficial ownership disclaimed

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			x
Disclaimed (see 9 above)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Not applicable (see 9 above)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

Item 1(a)	Name of Issuer:

The name of the issuer is SL Investment Corp.

Item 1(b)	Address of Issuer's Principal Executive Offices:

The issuer's principal executive office is located at 1585 Broadway, New York, NY 10036.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of Lockheed Martin Corporation (“LMC”), Lockheed Martin Investment Management Company (“LMIMCo”) and Lockheed Martin Corporation Master Retirement Trust (“MRT” and together with LMC and LMIMCo, the “Reporting Persons”).

MRT, an employee benefit plan trust governed by ERISA, is the record owner of the shares of Common Stock. LMIMCo is the named fiduciary of MRT and may be deemed to beneficially own securities held by MRT. LMC is the sole owner of LMIMCo and as a result of that relationship may be deemed to beneficially own the securities beneficially owned by LMIMCo.  LMC expressly disclaims beneficial ownership of the securities reported herein.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 17, 2021, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of LMC is 6801 Rockledge Drive, Bethesda, MD 20817.  The principal business address of LMIMCo and MRT is c/o Lockheed Martin Investment Management Company, 6901 Rockledge Drive, 9th Floor, Bethesda, MD 20817.

Item 2(c)	Citizenship:

LMC is organized under the laws of the State of Maryland. LMIMCo is organized under the laws of the State of Delaware. MRT is organized under the laws of the State of New York.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP No.:

N/A

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) ☒ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) ☒ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) ☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4	Ownership:

LMC expressly disclaims beneficial ownership of the securities reported herein.
A.	Lockheed Martin Investment Management Company

	(a)	Amount beneficially owned: 1,513,333.115

	(b)	Percent of class: 22.7%[2]

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,513,333.115

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv	Shared power to dispose or direct the disposition: 1,513,333.115

B.	Lockheed Martin Corporation Master Retirement Trust

	(a)	Amount beneficially owned: 1,513,333.115

	(b)	Percent of class: 22.7%[2]

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 1,513,333.115

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 1,513,333.115

2	See the Explanatory Note set forth above regarding beneficial ownership of the Reporting Persons.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2021

Lockheed Martin Investment Management Company

By:	/s/ Robert C. Varnell
Name:	Robert C. Varnell
Title:	Vice President & General Counsel

Lockheed Martin Corporation Master Retirement Trust

By:	Lockheed Martin Investment Management Company

By:	/s/ Robert C. Varnell
Name:	Robert C. Varnell
Title:	Vice President & General Counsel

Lockheed Martin Corporation

By:	/s/ Brian P. Colan
Name:	Brian P. Colan
Title:	Vice President and Controller

EXHIBIT INDEX
Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated May 17, 2021

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)       Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  May 17, 2021

Lockheed Martin Investment Management Company

By:	/s/ Robert C. Varnell
Name:	Robert C. Varnell
Title:	Vice President & General Counsel

Lockheed Martin Corporation Master Retirement Trust

By:	Lockheed Martin Investment Management Company

By:	/s/ Robert C. Varnell
Name:	Robert C. Varnell
Title:	Vice President & General Counsel

Lockheed Martin Corporation

By:	/s/ Brian P. Colan
Name:	Brian P. Colan
Title:	Vice President and Controller